UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34890 / April 18, 2023

In the Matter of

BAIN CAPITAL PRIVATE CREDIT
BCSF ADVISORS, LP
200 Clarendon Street
37th Floor
Boston, MA 02116

(812-15303)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Bain Capital Private Credit and BCSF Advisors, LP filed an application on January 26, 2022,
and amended the application on March 28, 2022 and February 14, 2023, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end
management investment companies that have elected to be regulated as business development
companies to issue multiple classes of shares with varying sales loads and asset-based service
and/or distribution fees.

On March 23, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34870). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Bain Capital Private Credit and BCSF Advisors, LP (File No. 812-
15303),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary